

Mail Room 3233

June 8, 2016

David A. Young
Chief Executive Officer
Global Medical REIT Inc.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

> **Re: Global Medical REIT Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed May 20, 2016**
> **File No. 333-210566**

Dear Mr. Young:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2016 letter.

Prospectus Cover Page

1.   We note your statement that the last reported sale price of your common stock on the OTC may not be indicative of the public offering price of your common stock in this offering or the market price for your common stock on the NYSE. We further note the blanks regarding price. Please more specifically explain to us with a view toward disclosure how the last reported sale price of your common stock on the OTC may not be indicative of the public offering price of your common stock in this offering.

Selected Case Studies, page 11

2.   We note your response to prior comment 7 that you "included additional detail regarding [your] properties… in order to provide investors with examples of strategies [you] intend to pursue with other properties in the future." Please revise to clarify whether you have

pursued a similar strategy with all your facilities and more specifically explain why you have chosen to include these two facilities in your summary. To the extent that your strategy in acquiring your other facilities differs from these case studies, please briefly revise your disclosure to describe any differences in strategy or facilities.

Summary Risk Factors, page 15

3.   We note your response to prior comment 8 and the revised disclosure on page 26. Please revise your disclosure on pages 15 and 26 to identify the tenant-operators that each represent more than 10% of your revenues and clarify, if true, that over 80% of your revenues result from five tenant-operators.

Formation of our Company and Recent Structural Changes, page 16

4.   We note you are in the process of contributing your healthcare facilities to the operating partnership. Please revise to clarify whether such process will be completed prior to this offering.

Note (2) Property Acquisitions Included in Pro Forma Financial Statements, page F-5

5.   We note your response to prior comment 21. We will review the audited financial statements for the lessee/guarantor of the Plano facility once available.

6.   It appears that there are two lessees and one guarantor of the West Mifflin Facility that are operated under triple net leases. Please explain why you believe that guarantor financial statements or lessee financial statements are not required when there is an asset concentration of greater than 20%. Also, tell us how you considered the requirements of Rule 8-06 of Regulation S-X in relation to this acquisition. It appears that a minimum that Rule 8-06 financial statements would be required.

Item 36. Financial Statements and Exhibits, page II-3

7.   We note your response to prior comment 2 that "[t]his support was prepared specifically for us in connection with this offering." Please revise your disclosure to identify the third party and include the third party's consent as an exhibit to the registration statement, as required by Section 7 of the Securities Act. Refer to Rule 436 of the Securities Act.

Form 10-K filed on March 21, 2016

8.   Please amend your 10-K to comply with Rule 8-02 of Regulation S-X or tell us why this is not necessary.

        You may contact Bill Demarest, Staff Accountant, at (202) 551-3432 or Dan Gordon, Senior Assistant Chief Accountant at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Attorney, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel, Office of Real
Estate and Commodities

Cc: Daniel M. LeBey
        Vinson & Elkins L.L.P.